TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD FILES TECHNICAL REPORT FOR THE NELLIGAN GOLD PROJECT

Toronto, Ontario, April 3, 2025 - IAMGOLD Corporation (TSX: IMG, NYSE: IAG) ("IAMGOLD" or the "Company") announces that the Company has filed a technical report for the Nelligan Gold Project ("Nelligan" or the "Project"), titled "NI 43-101 Technical Report on the Nelligan Gold Project, Québec" (the "2025 Technical Report on Nelligan") dated April 2, 2025.

The 2025 Technical Report on Nelligan was prepared by SLR Consulting (Canada) Ltd., in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as reported in the Company's news release dated February 20, 2025, titled "IAMGOLD Announces Significant Increase in Nelligan Ounces & Update of Global Mineral Reserves and Resources".

The 2025 Technical Report on Nelligan can be found on the Company's website at www.iamgold.com, as well as on SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., a mine that has the potential to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com